Exhibit 99.1

AYR Wellness to Hold Fourth Quarter and Full Year 2023 Conference Call on March 13 at 8:30 a.m. ET

MIAMI, February 8, 2024 - AYR Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“AYR” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator, will hold a conference call on Wednesday, March 13, 2024, at 8:30 a.m. ET to discuss its results for the fourth quarter and full year ended December 31, 2023.

AYR President & CEO David Goubert and CFO Brad Asher will host the conference call, followed by a question-and-answer period. The Company will provide its financial results in a press release prior to the call.

Date: Wednesday, March 13, 2024

Time: 8:30 a.m. ET

Toll-free dial-in number: (800) 319-4610

International dial-in number: (604) 638-5340

Conference ID: 10023064

Webcast: https://services.choruscall.ca/links/ayrwellness2023q4.html

A telephonic replay of the conference call will also be available for one month until end of day Saturday, April 13, 2024.

Toll-free replay number: (855) 669-9658

International replay number: (412) 317-0088

Replay ID: 0710

Please dial into the conference call 5-10 minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact the company’s investor relations team at ir@ayrwellness.com.

About AYR Wellness Inc.

AYR Wellness is a vertically integrated, U.S. multi-state cannabis business. The Company operates simultaneously as a retailer with 90+ licensed dispensaries and a house of cannabis CPG brands.

AYR is committed to delivering high-quality cannabis products to its patients and customers while acting as a Force for Good for its team members and the communities that the Company serves. For more information, please visit www.ayrwellness.com.

Company Contact:

Jon DeCourcey

Head of Investor Relations

T: (786) 885-0397

Email: ir@ayrwellness.com

Media Contact:

Robert Vanisko

VP, Public Engagement

T: (786) 885-0397

Email: comms@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA

Elevate IR

T: (786) 885-0397

Email: ir@ayrwellness.com